EXHIBIT 99.B5






                             Addendum to Management
                         Agreement between Lord Abbett
                    Investment Trust and Lord, Abbett & Co.
                    Dated October 20, 1993 (the "Agreement")


         Lord, Abbett & Co. and Lord Abbett Investment Trust (the "Trust") on behalf of Lord Abbett U.S. Government Series ("Fund Series") do hereby agree that (a) the annual management fee rate for the Fund Series with respect to paragraph 2 of the Agreement shall be three-quarters (.50) of one percent (1%) of the average daily net assets of the Fund Series and (b) the expense ratio for the determination of the repayment by the Fund Series of expenses voluntarily paid or reimbursed by the Investment Manager pursuant to paragraph 5 of the Agreement shall be ___% for the period commencing on the first day of the calendar quarter after the net assets of the Fund Series first reach $50 million. There shall be no change in such ratio on the recalculation date (as defined in the Agreement).

         For purposes of Section 15 (a) of the Act, this Addendum and the Agreement shall together constitute the investment advisory contract of the Series.





                                            LORD, ABBETT & CO.


                                    BY:     ________________________
                                            Managing Partner


                          LORD ABBETT INVESTMENT TRUST
               (on behalf of Lord Abbett U.S. Government Series)


                                    BY:  _______________________
                                            Vice President




Dated: December   , 1995